SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 4, 2010

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Grand Place/Grote Markt 1

1000 Brussels

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

This Report contains a copy of the following:

(1) The Press Release issued on March 4, 2010.

Brussels, 4 March 2010 – 1 / 24

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Fourth Quarter and Full Year 2009 Results

Except where otherwise stated, the analyses below are based on organic figures and refer to 4Q09 versus 4Q08, and FY09 versus FY08 respectively. To facilitate the understanding of Anheuser-Busch InBev’s underlying performance, the comments in this press release, unless otherwise indicated, are based on organic and normalized numbers. Given the transformational nature of the transaction with Anheuser-Busch, we present in this press release the FY08 and 4Q08 consolidated volumes and results down to normalized EBIT on a combined basis (including financials of Anheuser-Busch, which we believe provides meaningful information about the underlying organic performance of our business). All references per hectoliter (per hl) exclude US Entertainment and Packaging activities.

HIGHLIGHTS

•

Volume performance: Total FY09 volumes decreased 0.7%, with own beer volumes down 0.8% and soft drink volumes up 2.7%. In 4Q09, total volumes increased 1.0%, with own beer volumes up 0.8%, and soft drink volumes up 3.4%

•

Focus Brands: FY09 Focus Brand volumes grew 1.9% led by Antarctica, Brahma and Skol in Brazil, the Bud Light family in Canada, Budweiser and Harbin in China, and Stella Artois in the UK. In 4Q09 Focus Brand volumes grew 2.6%

•	Market share gains: In FY09, we gained or maintained market share in markets representing approximately 70% of our total beer volumes

•	Revenue growth: Revenue rose 2.5% in FY09 and 5.1% in 4Q09, with revenue per hl up 4.5% in FY09 and 4.1% in 4Q09

•

Cost control: Cost of Sales (CoS) for FY09 decreased 3.4% overall and 1.1% per hl as we benefited from procurement efficiencies, synergy programs and favorable transactional currency impacts. In 4Q09, CoS fell 0.3%, or 1.2% per hl. Operating expenses fell 2.5% in FY09, while greater investments in brand building led to a 5.2% increase in 4Q09

•	Synergies: We achieved synergies of 1 110 million USD for FY09, with 235 million USD delivered in 4Q09

•

EBITDA: FY09 EBITDA grew 16.6% to 13 037 million USD, with EBITDA margin of 35.5% compared to 30.8% in FY08 on a combined basis, up 415 bp organically. 4Q09 EBITDA rose 11.5% to 3 105 million USD with a margin of 33.4%, an organic improvement of 179 bp

•	Profit: Normalized profit attributable to equity holders of AB InBev of 3 927 million USD in FY09 compares with

2 511 million USD in FY08 on a reported basis, and 877 million USD in 4Q09 compares to 427 million USD in 4Q08 on a reported basis

•

Non-recurring items above EBIT: Normalized profit from operations excludes non-recurring gains of 1 321 million USD in FY09 and 1 003 million USD in 4Q09, primarily reflecting capital gains on our Central European and South Korean business disposals, respectively

•

Non-recurring finance costs: FY09 and 4Q09 normalized profit excludes non-cash 145 million USD of accelerated accretion expenses and 484 million USD of mark-to-market adjustments for hedges no longer effective

•

Scope changes: 4Q09 includes a negative scope of 62 million USD in North America to account for the reversal of a non-cash provision reported as a positive scope in 4Q08. Annex 3 provides our adjusted quarterly financials for 2009 had all divestures closed as of 1 January 2009

•

Deleveraging: Our net debt as of 31 December 2009 was 45.2 billion USD, a decrease of 11.5 billion USD from 31 December 2008, with a net debt to EBITDA ratio of 3.7 versus 4.7 last year, calculating EBITDA as if all divestitures closed at the start of 2009

•

Dividend: The AB InBev Board proposes to pay a dividend of 0.38 euro per share consistent with the Company’s commitment to rapid deleveraging. The dividend is subject to shareholder approval. The shares will trade ex-coupon as of 28 April 2010 and dividends will be payable as from 3 May 2010

•	2009 Annual Report is available on our website at www.ab-inbev.com

Brussels, 4 March 2010 – 2 / 24

Figure 1: Consolidated performance (million usd)

	FY09	FY08 Reported	FY08 Combined	Organic
Total volumes (thousand hls)	408 603	284 719	416 113	-0.7%
Total beer volumes	364 540	242 116	373 454	-1.1%
Of which AB InBev own beer	358 781	237 408	368 466	-0.8%
Non-beer volumes	44 063	42 604	42 659	2.7%
Revenue	36 758	23 507	39 158	2.5%
Gross profit	19 560	13 171	19 715	8.2%
Normalized EBITDA	13 037	7 811	12 067	16.6%
Normalized EBIT	10 248	5 898	9 122	20.8%
Profit attributable to equity holders of AB InBev (normalized)	3 927	2 511
Profit attributable to equity holders of AB InBev	4 613	1 927

Normalized earnings per share (usd)	2.48	2.51
Earnings per share (usd)	2.91	1.93

Margins
Gross margin	53.2%	56.0%	50.3%	277	bp
Normalized EBITDA margin	35.5%	33.2%	30.8%	415	bp
Normalized EBIT margin	27.9%	25.1%	23.3%	407	bp

	4Q09	4Q08 Reported	4Q08 Combined	Organic growth
Total volumes (thousand hls)	101 720	85 424	102 934	1.0%
Total beer volumes	88 339	72 714	90 219	0.7%
Of which AB InBev own beer	87 014	71 641	89 110	0.8%
Non-beer volumes	13 381	12 710	12 716	3.4%
Revenue	9 297	6 884	8 963	5.1%
Gross profit	4 993	3 570	4 436	10.4%
Normalized EBITDA	3 105	2 276	2 805	11.5%
Normalized EBIT	2 384	1 665	2 051	16.7%
Profit attributable to equity holders of AB InBev (normalized)	877	427
Profit attributable to equity holders of AB InBev	1 280	29

Normalized earnings per share (usd)	0.55	0.44
Earnings per share (usd)	0.81	0.03

Margins
Gross margin	53.7%	51.9%	49.5%	246	bp
Normalized EBITDA margin	33.4%	33.1%	31.3%	179	bp
Normalized EBIT margin	25.6%	24.2%	22.9%	238	bp

Anheuser-Busch InBev’s FY09 and FY08 reported numbers are based on audited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

Given the transformational nature of the transaction with Anheuser-Busch we are presenting the 2008 consolidated volumes and results down to normalized EBIT on a combined basis, i.e. including financials of Anheuser-Busch in the comparative basis and as such these financials are included in the organic growth calculation. To facilitate the understanding of Anheuser-Busch InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise

Brussels, 4 March 2010 – 3 / 24

indicated, are based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation into USD, and scope changes. Scopes represent the impact of acquisitions and divestitures, the start up or termination of activities, curtailment gains and losses, or the transfer of activities between segments.

Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for an understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is disclosed in Figure 7. Values in the figures and annexes may not add up, due to rounding. 4Q09 and FY09 EPS based upon weighted average of 1 584 million shares, compared to 999 million shares in 4Q08 and FY08, adjusted in line with the Euronext Liffe method.

MANAGEMENT COMMENTS

Anheuser-Busch InBev closed 2009 on a positive note, with 4Q09 EBITDA increasing 11.5%, bringing our total for the year to a 16.6% gain. Our Focus Brand volumes grew 1.9% in FY09, outpacing a flat global industry performance. At the same time, we laid the ground work for strong and consistent growth going forward, as we continued to build our brands, increasing sales and marketing investment 20.2% in 4Q09 and 2.1% for FY09 while facing media deflation. As summarized below, we met or exceeded all commitments we set forth in March 2009 and now benefit from a much improved balance sheet.

The integration of Anheuser-Busch is essentially complete. Our new colleagues have embraced our ownership culture and core values of meritocracy, accountability and informality. We still have significant synergies to achieve, top and bottom line, but today we operate as one company with one cohesive, high performance culture, and a shared Dream to be the Best Beer Company in a Better World. We generated 1 110 million USD of synergies in 2009, and we maintain our commitment to generate 2.25 billion USD in total synergies, with a further 500 million USD expected in 2010. Despite the complexities of putting together two major companies, we held our US market share constant in FY09, close to five year highs, and introduced two new brand extensions.

The combination of InBev and Anheuser-Busch closed during a period of significant financial market and economic uncertainty, at which time we announced an ambitious set of commitments to our stakeholders. We are pleased to report the results against these commitments, which we met, and in many cases exceeded:

•	Capturing 1 billion USD of synergies from Anheuser-Busch in 2009	✓	1.1 billion USD of synergies generated

•	Releasing at least 500 million USD of working capital in the US while continuing to strive for improvements at the former InBev	✓	Working capital improved by 787 million USD, or 1 365 million USD when including a 578 million USD cash outflow from derivatives

•	Maintaining revenue discipline in relevant markets while continuing to support our Focus Brands	✓	FY09 revenue per hl growth of 4.5% FY09 Focus Brand volumes up 1.9%

•	Executing at least 7 billion USD in divestitures	✓	Approximately 9.4 billion USD of divestitures closed of which more than 7 billion USD were cash proceeds at closing

Brussels, 4 March 2010 – 4 / 24

•	Reducing capital expenditures by at least 1 billion USD from the 2008 combined base while not compromising the quality of our products and the safety of our people	✓	FY09 gross capex reduction of more than 1.5 billion USD

•	Enhancing the maturity and currency profile of our outstanding debt	✓	Significantly enhanced with over 20 billion USD of capital market transactions, extending our duration from 4.3 to 7.3 years

•	Optimizing the effective tax rate of the combined company towards the 25-27% range	✓	FY09 effective tax rate of 25.0%

As a result of our 2009 operating performance and the completed disposal program, we have enhanced financial strength to pursue our Dream. We entered 2009 with net debt to EBITDA close to 5.0 and now exit the year at 3.7. We achieved this reduction through a combination of over 9 billion USD of cash flow from operating activities and overachievement of our commitment to generate 7 billion USD of proceeds from divestitures.

On 26 February 2010 we announced that we had obtained 17.2 billion USD in long-term bank financing enabling us to fully refinance the original 54 billion USD senior acquisition facilities in less than 16 months from closing. The new credit facilities allow us to further extend our debt maturities while building additional liquidity, thus enhancing our credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants. We will continue our journey towards the below 2.0x net debt to EBITDA leverage target which remains an ongoing top priority for our Company.

The disposal program is behind us and we will now focus all our attention on growing the core business. We will raise the performance bar globally, sharing best practices from around the world, while capturing the benefits of best-in-class quality control, community relations and heritage-based brand building that long characterized Anheuser-Busch. The hard work, talent and resulting achievements of our approximately 116 000 employees in 2009 gives us confidence in our ability to generate significant returns and benefits to all stakeholders for many years to come.

Beer is a great product. It brings people together on a daily basis and can make special occasions even more so. Despite the weakness in global economies, global demand for beer remains relatively resilient. We have 4 of the 10 leading beer brands in the world and the leadership position in two of the most important beer markets: the US and Brazil. Most importantly, the combination with Anheuser-Busch, along with a number of new hires around the world, has strengthened our talent pool of high performers that share an ownership mentality and a commitment to ever higher levels of performance, year after year.

Brussels, 4 March 2010 – 5 / 24

FOCUS BRANDS

Our Focus Brand volumes grew 1.9% in FY09, ahead of own beer volumes and generally flat global industry results, demonstrating the vitality of the core portfolio. In 4Q09, Focus Brand volumes increased 2.6%, ahead of own beer volumes.

Focus Brand highlights for the full year and fourth quarter 2009:

•	AB InBev accounted for 3 of the top 4 most valuable global beer brands in Millward Brown Optimor’s 2009 BrandZ Report: Bud Light, Budweiser and Stella Artois

•	Only 18 months after the successful launch of Bud Light Lime, Bud Light Golden Wheat was introduced in October 2009

•

Innovative, lighter beers in Brazil – Brahma Fresh and Antarctica Sub Zero – posted strong performances in the North East and South East of the country, respectively. Driven by these brand extensions, Brahma and Antarctica showed double digit growth in FY09

•

In 2009, Stella Artois UK received 6 major industry and press awards, including “Best Premium Lager” and “Best On-Trade Launch” from The Publican, “Cool Brand” status from independent global brand arbiter Superbrands and Cannes Lions “Grand Prix” recognition for the “Smooth Originals” digital campaign

•	Sibirskaya Korona was named the beer category’s “#1 Brand in Russia” in an annual popular survey conducted by national press and leading research firms

•

In China, Budweiser and Harbin extended their national presence with strong growth of 12.1% and 9.3% in FY09, respectively. “Bud Music Kingdom”, our largest initiative in China to date, was named among the country’s top 10 campaigns of 2009 by AdAge Asia. A full national advertising effort for Harbin was launched alongside the 26th annual Harbin Ice and Snow Sculpture Festival

OPERATING PERFORMANCE

Detailed segment information for the FY09 and 4Q09 financial performance provided in Annex 1 and Annex 2 of the press release.

Figure 2. Volumes (thousand hls)

	FY08 Combined	Scope	Organic growth	FY09	Organic growth
North America	140 558	-3 116	-2 798	134 644	-2.0%
Latin America - North	101 519	-608	8 883	109 794	8.8%
Latin America - South	33 698	920	-1 299	33 319	-3.8%
Western Europe	34 969	54	-1 716	33 306	-4.9%
Central and Eastern Europe	46 142	-1 119	-4 845	40 178	-10.8%
Asia Pacific	56 438	-2 911	-1 041	52 486	-2.0%
Global Export and Holding Companies	2 788	2 041	46	4 875	1.0%
AB InBev Worldwide	416 113	-4 739	-2 771	408 603	-0.7%

Brussels, 4 March 2010 – 6 / 24

	4Q08 Combined	Scope	Organic growth	4Q09	Organic growth
North America	31 952	-903	-843	30 206	-2.7%
Latin America - North	30 498	0	3 533	34 032	11.6%
Latin America - South	10 565	395	-690	10 269	-6.5%
Western Europe	8 436	-409	-208	7 820	-2.6%
Central and Eastern europe	9 421	-1 119	-757	7 544	-9.1%
Asia Pacific	11 411	-708	-238	10 465	-2.5%
Global Export and Holding Companies	652	522	210	1 384	17.9%
AB InBev Worldwide	102 934	-2 220	1 006	101 720	1.0%

North America (NA)

North American total volumes decreased 2.0% in FY09 and 2.7% in 4Q09.

Shipment volumes in the United States declined 2.0% in FY09 and 2.2% 4Q09. Domestic US beer selling-day adjusted sales-to-retailers (STRs) decreased 1.9% in FY09, in line with a softer industry, and 4.1% in 4Q09. FY09 STR market share of 48.9% was on par with last year, as we faced tough comparables reflecting the successful introduction of Bud Light Lime in mid 2008.

In 4Q09, shipments were ahead of STRs, as we continued to balance capacity utilization, this time with a shift of volumes from 3Q09 to 4Q09. FY09 showed a significant reduction of out-of-pattern distribution expenses, resulting from this strategy to optimize brewery utilization and distribution.

In Canada, beer volumes fell 1.1% in FY09 due to a weak demand across the industry and market share loss. 4Q09 volumes declined 4.8%. Despite the industry slowdown and significant competitive activity across Canada, we continued to invest behind our Focus Brands and innovations. The successful launch of Bud Light Lime helped increase our share of the super premium segment and improve our sales mix.

NA gross profit rose 5.4% in FY09, driven by revenue growth of 2.7% per hl and lower CoS of 4.0%, or 1.9% per hl. FY09 revenue per hl growth reflects improvement from the 2008 US price increases and the roll-out of premium brand Bud Light Lime which boosted first half results, somewhat offset by mix effects as some consumers shifted to value brands like Natural and Busch, mainly in the second half. In 4Q09, North America revenue per HL declined 0.4% largely due to mix impact, especially in non beverage sales in the US. Excluding the impact of these factors, revenue per hl in the US increased 1.3%, in line with the industry.

Both brewery efficiency gains and lower raw material and utility prices reduced CoS. Operating expenses in FY09 fell due to synergy savings including Zero Based Budgeting (ZBB) driving reductions of non-working money, as well as lower transport and fuel costs.

Synergy generation, commercial initiatives and operational discipline led to an organic EBITDA increase of 23.2% in FY09. EBITDA margin improved from 30.2% in FY08 on a combined basis to 37.9% in FY09. 4Q09 EBITDA grew 20.0% with margin improvement from 30.9% on a combined basis to 35.9% in 4Q09.

Brussels, 4 March 2010 – 7 / 24

Scope changes: 4Q09 includes a negative scope of 62 million USD in North America to account for the reversal of a non-cash provision reported as a positive scope in 4Q08, following the amendment of certain benefits going forward as part of the Anheuser-Busch integration.

Latin America North (LAN)

LAN delivered strong volume growth of 8.8% in FY09, with beer volume growth of 9.2% and soft drinks up 7.8%. In 4Q09, Zone volumes increased 11.6%, as beer volumes rose 12.1% and soft drinks gained 10.3%.

In Brazil, beer volume grew 9.9% in FY09 as a result of improved economic conditions and market share gains. The market share gains resulted from a strong reception to our packaging innovations such as the 1 liter bottle and the 269 ml can, as well as product innovation, notably Antarctica Sub Zero. In FY09, we recorded market share gains of 120 bps, reaching 68.7%. In 4Q09 beer volumes increased 12.1% driven by real growth in consumer disposable income for the fourth quarter in a row and an increase in market share to 70%.

LAN revenue per hl grew 3.6% in FY09 as our price increases were partially offset by higher than inflation increases in taxes and negative packaging mix. In 4Q09, rev/hl increased 7.8%. CoS per hl decreased 2.4% in FY09, largely due to favorable currency and commodity hedges, lower corn prices and operational efficiency. However, in 4Q09, LAN CoS/hl increased 5.8%.

EBITDA rose 11.7% to 3 492 million USD with a slight margin contraction of 39 bp to 45.7%, as increased investment behind innovation and higher accruals for variable compensation offset strong revenue growth and cost management. 4Q09 EBITDA reached 1 221 million USD, an improvement of 10.0%, but with a margin contraction of 423bp to 45.2% primarily driven by higher sales and marketing support.

Latin America South (LAS)

FY09 volumes in LAS declined 3.8% amidst an industry slowdown across most markets. Tough comparables and poor weather conditions led to a 6.5% volume decline in 4Q09. The impact of the unfavorable environment was partially mitigated by accelerated marketing programs within the Zone, aimed at maximizing our brands’ exposure during the high season. Volumes of non-alcoholic beverages fell 7.4% in FY09 and 11.1% in 4Q09.

In Argentina, beer volumes decreased 0.3% in FY09 and 4.4% in 4Q09 resulting from a weak industry performance compounded by adverse weather conditions. However, our premium brands continued to perform well. Stella Artois grew 19.8% in FY09, fueled by new campaigns extending the brand’s growth momentum. FY09 market share came in slightly ahead of last year.

LAS delivered EBITDA growth of 22.8% to 875 million USD in FY09, primarily from revenue growth, partially offset by higher sales and marketing expenses behind commercial campaigns as well as increased distribution expenses reflecting continued escalation of labor and transportation costs. EBITDA margin reached 46.1%, an increase of 280 bp. 4Q09 EBITDA rose to 292 million USD, an increase of 13.0%.

Brussels, 4 March 2010 – 8 / 24

Western Europe (WE)

Own beer volumes in FY09 declined 2.4%, while total volumes – including subcontracted volumes – declined 4.9% largely due to industry-wide contraction. In 4Q09, own beer volumes decreased 1.5%, with total Zone volume down 2.6%.

Own beer volumes in Belgium fell 1.1% in FY09, ending the year with growth of 0.9% in 4Q09. In Germany, own beer volumes fell 4.9% in FY09 and 1.6% in 4Q09, driven largely by a deteriorating industry, and aggressive competitor pricing leading to market share loss. In the United Kingdom, own beer volumes decreased 2.7% in FY09 and 5.2% in 4Q09. Full year volume growth of our Focus Brands was more than offset by continuing decline in the on-trade industry, coupled with a decline in the off-trade, after several years of expansion.

Lower fuel prices and distribution efficiencies reduced WE distribution expenses in FY09 and 4Q09. Sales and marketing expenses decreased 116 million USD in FY09 driven by savings including media cost deflation; a 4Q09 increase in sales and marketing reflects the timing of investments in our Focus Brands across all markets. We expect to further increase support in 2010.

EBITDA improved 11.8% to 983 million USD in FY09 with margin improvement of 266 bp to 22.8%. 4Q09 EBITDA fell 32.5% to 173 million USD as a consequence of increased brand investment and administrative expenses.

Scope changes: Zone scope changes principally reflect the asset disposal of Tennent’s, closed in September 2009. Please refer to Annex 3 for adjusted WE financials had the Tennent’s divesture closed as of the start of 2009.

Central and Eastern Europe (CEE)

CEE volumes decreased 10.8% in FY09 and 9.1% in 4Q09 reflecting industry declines. In Russia, volumes fell 13.1% in FY09 but only 4.6% in 4Q09, as inventory build ahead of the January 2010 excise tax increase drove a strong year-end performance. Market share losses in FY09 resulted primarily from our strategic de-emphasis of the value segment. In Ukraine, beer volumes fell 4.8% in FY09 and 7.3% in 4Q09.

The Zone delivered FY09 EBITDA growth of 46.3% with margin improvement from 17.5% to 24.1%, driven by higher prices, lower CoS and distribution expenses due to lower transport tariffs, and successful logistics optimization projects. 4Q09 EBITDA reached 81 million USD, an organic increase of 54.1%.

Scope changes: Following the disposal of our Central European operations to CVC Partners, which closed in December 2009, these businesses are no longer reported as part of CEE. Please refer to Annex 3 for adjusted CEE financials had the Central European divesture closed as of the start of 2009.

Asia Pacific (APAC)

Zone volumes declined 2.0% in FY09 with China volumes down 2.4%, and South Korean volumes contributing 3.4% prior to the business disposal in July 2009. For FY09, our Focus Brands Budweiser and Harbin delivered volume growth of 12.1% and 9.3%, respectively.

Brussels, 4 March 2010 – 9 / 24

In 4Q09, APAC volumes fell 2.5% as lower levels in the South East and Central East of China were partially offset by growth in the South West and North of China.

Asia Pacific achieved FY09 EBITDA growth of 19.7% to 349 million USD driven by gross margin expansion and operational efficiencies. Zone EBITDA margin was 17.6%, up 225 bp from the prior year, with Oriental Brewery reflected in normalized full year figures until the transaction closed. 4Q09 EBITDA rose 52.6% to 34 million USD.

Scope changes: Following the disposal of Oriental Brewery, which closed in July 2009, South Korea is no longer reported as part of APAC. Please refer to Annex 3 for adjusted APAC financials had the South Korean divesture closed as of the start of 2009.

Global Export and Holding Companies (GEHC)

GEHC reported an EBITDA of 870 million USD in FY09, a decrease of 145 million USD year-over-year. 4Q09 EBITDA was 38 million USD, a decrease of 16 million USD compared with FY08.

Scope changes: Following the disposal of Busch Entertainment Corporation, closed in December 2009, and four metal container plants, closed in October 2009, these businesses are no longer reported as part of GEHC. Please refer to Annex 3 for adjusted GEHC financials had all divestures closed as of the start of 2009.

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million usd)

	FY08 Reported	FY08 Combined	Scope	Currency translation	Organic growth	FY09	Organic growth
Revenue	23 507	39 158	-675	-2 680	956	36 758	2.5%
Cost of sales	-10 336	-19 443	501	1 106	638	-17 198	3.4%
Gross profit	13 171	19 715	-174	-1 575	1 594	19 560	8.2%
Distribution expenses	-2 725	-3 454	-10	279	513	-2 671	14.9%
Sales and marketing expenses	-3 510	-5 364	85	398	-111	-4 992	-2.1%
Administrative expenses	-1 478	-2 270	-31	180	-190	-2 310	-8.2%
Other operating income/expenses	440	496	158	-40	47	661	9.7%
Normalized profit from operations (normalized EBIT)	5 898	9 122	29	-758	1 854	10 248	20.8%
Non recurring items above EBIT	-558					1 321
Net finance costs	-1 413					-3 790
Non recurring net finance cost	-187					-629
Share of results of associates	60					513
Income tax expense	-674					-1 786
Profit	3 126					5 877
attributable to equity holders of AB InBev	1 927					4 613
attributable to non-controlling interest	1 199					1 264

Normalized EBITDA	7 811	12 067	-13	-977	1 960	13 037	16.6%
Normalized profit attributable to equity holders of AB InBev	2 511					3 927

Brussels, 4 March 2010 – 10 / 24

	4Q08 Reported	4Q08 Combined	Scope	Currency translation	Organic growth	4Q09	Organic growth
Revenue	6 884	8 963	-447	351	431	9 297	5.1%
Cost of sales	-3 314	-4 527	298	-89	13	-4 304	0.3%
Gross profit	3 570	4 436	-149	262	444	4 993	10.4%
Distribution expenses	-719	-818	13	-40	143	-702	18.0%
Sales and marketing expenses	-931	-1 189	48	-44	-224	-1 410	-20.2%
Administrative expenses	-407	-520	-52	-35	-84	-692	-14.8%
Other operating income/expenses	152	143	-3	10	43	194	33.0%
Normalized profit from operations (normalized EBIT)	1 665	2 051	-143	153	322	2 384	16.7%
Non recurring items above EBIT	-386					1 003
Net finance costs	-657					-827
Non recurring net finance cost	-149					-634
Share of results of associates	56					128
Income tax expense	-167					-365
Profit	362					1 690
attributable to equity holders of AB InBev	29					1 280
attributable to non-controlling interest	333					410

Normalized EBITDA	2 276	2 805	-175	172	303	3 105	11.5%
Normalized profit attributable to equity holders of AB InBev	427					877

Revenue

FY09 consolidated revenue grew 2.5% to 36 758 million USD. FY09 revenue per hl grew 4.5%, largely reflecting selective price increases to offset higher costs incurred in 2008. 4Q09 consolidated revenue improved 5.1% to 9 297 million USD, or 4.1% per hl.

Cost of Sales (CoS)

CoS for FY09 decreased 3.4% overall and 1.1% per hl, driven by procurement best practices, synergies in the US and gains in APAC, while LAS and CEE continued to face higher CoS per hl over last year. In addition, CoS benefited from favorable transactional currency impacts, and to a lesser extent from falling spot prices for non-hedgeable commodities. In 4Q09, CoS declined 0.3%, with CoS per hl slightly lower by 1.2%.

Operating expenses

Aggregate operating expenses fell 2.5% in FY09 and increased 5.2% in 4Q09:

•

Distribution expenses decreased 14.9% in FY09 and 18.0% in 4Q09, driven by lower fuel and transportation costs, synergy generation, reduction of out-of-pattern distribution expenses in the US, and lower tariffs in CEE

•

Sales and marketing expenses increased 2.1% in FY09, with higher second half investments partly offset by a reduction of non-working money through the synergy program as well as media deflation in key markets. In 4Q09, sales and marketing expenses rose 20.2% with greater investment across all Zones and new product launches in the US

•

Administrative expenses increased 8.2% in FY09 and 14.8% for 4Q09 as ZBB savings were offset by higher accruals for variable compensation compared to 2008, when our people in GEHC and most Zones did not receive any variable compensation, as a result of the business performance at that time

•

Other operating income/expenses increased 9.7% to 661 million USD in FY09, and 33.0% to 194 million USD in 4Q09. A summary table of all other operating income and expense items in FY09 compared to FY08 is available in Note 7 of the 2009 Annual Report

Brussels, 4 March 2010 – 11 / 24

Non-recurring items above EBIT

Normalized profit from operations excludes non-recurring items of 1 321 million USD in FY09 reflecting capital gains on asset disposals of 1 541 million USD, including gains of 1 088 million USD for our Central European operations and 428 million USD for South Korea. In 4Q09, non-recurring items were 1 003 million USD, largely consisting of the gain on our Central European operations. Further detail of non-recurring items above EBIT is available in Note 8 of the 2009 Annual Report. A summary breakdown of the non-recurring items above EBIT is provided below, in Figure 4:

Figure 4. Non-recurring items above EBIT (million USD)

	FY09	FY08 reported	4Q09	4Q08 reported
Restructuring (including impairment losses)	-153	-457	-19	-368
Fair value adjustments	-67	-43	-47	-43
Business and asset disposal (including impairment losses)	1 541	-38	1 069	45
Disputes	—	-20	—	-20

Impact on profit from operations	1 321	- 558	1 003	- 386

Net finance costs

•

Net finance costs of 3 790 million USD in FY09 compare with 1 413 million USD in FY08 as reported, and 827 million USD in 4Q09 compare with 657 million USD in 4Q08 as reported. The increase reflects interest on the existing Anheuser-Busch debt and the senior facilities to fund the acquisition. Interest expenses of 3 366 million USD for FY09 were based on an average coupon of 6.4%. Key net finance costs are illustrated below, in Figure 5. Please refer to Note 11 of the 2009 Annual Report for a further detailed breakdown

•

Non-recurring net finance costs of 629 million USD in FY09 consisted of 145 million USD non-cash expenses linked to the accelerated accretion of the arrangement fees paid on the senior facilities; and 484 million USD of mark-to-market adjustments for hedging instruments that are no longer effective. These expenses result from early repayments of senior debt Facility “C”, from the proceeds of 5.5 billion USD of bond issuances in October 2009 and 3.7 billion USD of previously announced disposals. While the incremental accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011. In 4Q09, non-recurring net finance costs were 634 million USD

Figure 5. Net finance costs (million usd)

	FY09	FY08 Reported	4Q09	4Q08 Reported
Net interest expense	-3 366	-1 192	- 820	- 493
Accretion expense	-381	-127	-42	-117
Other financial results	-43	-94	35	-47
Net finance costs	-3 790	-1 413	- 827	- 657

Non-recurring finance costs	-484		-484
- Mark-to-market adjustment
Non-recurring finance costs	-145		-145
- Accelerated accretion expense
Non-recurring finance costs - Other		-187	-5	-149

Non-recurring net finance costs	-629	-187	-634	-149

	-4 419	1 600	-1 461	- 806

Brussels, 4 March 2010 – 12 / 24

Share of results of associates

FY09 recorded a share of results of associates of 513 million USD compared to 60 million USD in FY08 as reported, and 128 million USD in 4Q09 compared with 56 million USD in 4Q08 as reported, attributed to the result of Grupo Modelo in Mexico.

Income tax expense

FY09 income tax expense was 1 786 million USD with an effective tax rate of 25.0%, which compares with income taxes of 674 million USD with an effective tax rate of 17.8% in FY08. Income tax expense in FY09 was impacted by the results of Anheuser-Busch in the US taxed at a nominal rate of 40% and higher realized profits at AmBev Brazil taxed at a nominal tax rate of 34%. Income taxes expense was 365 million USD in 4Q09 with an effective tax rate of 18.9%.

Profit attributable to non-controlling interest

FY09 profit attributable to non-controlling interest was 1 264 million USD in FY09, an increase from 1 199 million USD in FY08 as reported. 4Q09 profit attributable to non-controlling interest was 410 million USD, an increase from 333 million USD in 4Q08 as reported.

FY09 and 4Q09 profit

Normalized profit attributable to equity holders of Anheuser-Busch InBev was 3 927 million USD in FY09, compared to 2 511 million USD in FY08 on a reported basis, and 877 million USD in 4Q09, compared to 435 million USD in 4Q08 on a reported basis.

FY09 and 4Q09 EPS

Normalized EPS for FY09 was 2.48 USD, compared to 2.51 USD in FY08 on a reported basis. 4Q09 normalized EPS came in at 0.55 USD, compared to 0.44 USD in 4Q08. Figure 6 provides reconciliation between normalized EPS and basic EPS.

Figure 6. EPS

	FY09	FY08 Reported	4Q09	4Q08 Reported
Normalized earnings per share (usd)	2.48	2.51	0.55	0.44
Non-recurring items, after taxes, attributable to equity holders of AB InBev per share	0.81	-0.40	0.64	-0.25
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev per share	-0.38	-0.19	-0.38	-0.15
Basic earnings per share (usd)	2.91	1.93	0.81	0.03

Brussels, 4 March 2010 – 13 / 24

Reconciliation between normalized EBITDA and profit attributable to equity holders

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items; and (vii) depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Figure 7. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	FY09	FY08 Reported	4Q09	4Q08 Reported

Profit attributable to equity holders of AB InBev	4 613	1 927	1 280	29
Non-controlling interest	1 264	1 199	410	333
Profit	5 877	3 126	1 690	362
Income tax expense	1 786	674	365	167
Share of results of associates	-513	-60	-128	-56
Non recurring net finance cost	629	187	634	149
Net finance cost	3 790	1 413	827	657
Non-recurring items	-1 321	558	-1 003	386
Normalized EBIT	10 248	5 898	2 384	1 665
Depreciation, amortization, and impairment	2 789	1 913	721	611
Normalized EBITDA	13 037	7 811	3 105	2 276

Brussels, 4 March 2010 – 14 / 24

FINANCIAL POSITION

Figure 8. Consolidated cash flow statement (million USD)

	FY09	FY08 Reported

Operating activities
Profit	5 877	3 126
Interest, taxes and non cash items included in profit	7 353	4 809

Cash flow from operating activities before changes in working capital and use of provisions	13 230	7 935

Change in working capital	787	177
Pension contributions and use of provisions	(548)	(490)
Interest and taxes (paid)/received	(4 345)	(2 089)

Cash flow from operating activities	9 124	5 533

Investing activities
Net capex	(1 386)	(2 424)
Acquisition and sale of subsidiaries and associates, net of cash acquired/disposed of, and purchase of non-controlling interest	4 586	(52 432)
Proceeds from the sale of associates and assets held for sale	1 813	89
Other	256	(111)

Cash flow from investing activities	5 269	(54 878)

Financing activities
Dividends paid	(1 313)	(2 922)
Net purchase of treasury shares	—	(797)
Net (repayments) of/proceeds from borrowings	(11 793)	44 472
Net proceeds from the issue of share capital	76	9 764
Other	(66)	(638)

Cash flow from financing activities	(13 096)	49 879

Net increase/(decrease) in cash and cash equivalents	1 297	534

FY09 cash flow from operating activities of 9 124 million USD, compared to 5 533 million USD in the reported prior year period, reflects strong EBITDA performance, cash flow generated by the Anheuser-Busch business, increased capital discipline and working capital improvements, especially from the US. Net capital expenditures fell from 2 424 million USD in the reported FY08 to

1 386 million USD in FY09, with a positive impact of over 1 billion USD.

Change in total working capital led to a 787 million USD contribution to cash flow from operating activities. This change includes a 578 million USD cash outflow from derivatives. Excluding the impact of the derivatives, the change in working capital would have resulted in a 1 365 million USD cash impact upon cash flow from operating activities.

Deleveraging and debt maturities

Net debt as of 31 December 2009 was 45.2 billion USD, a reduction of 11.4 billion USD during 2009, driven by the completion of our asset disposal program as well as strong cash flow generation. Net debt to EBITDA as of 31 December 2009 was 3.7, calculating EBITDA as if all divestitures closed at the start of the year, a reduction from 4.7 one year ago.

Brussels, 4 March 2010 – 15 / 24

In addition to deleveraging through more than 7 billion USD in cash proceeds from divestitures and organic cash flow, we have also successfully refinanced over 20 billion USD debt in the capital markets. Consequently, we have significantly enhanced our maturity profile, as illustrated in Figure 9:

Figure 9. Terms and debt repayment schedule as of 31 December 2009 (billion USD)

RECENT EVENTS

Anheuser-Busch InBev announced on 26 February 2010 that it has obtained 17.2 billion USD in long-term bank financing enabling the Company to fully refinance its original 54 billion USD senior acquisition facilities. The new financing consists of a 13 billion USD facility agreement that provides for an 8 billion USD 5-year revolving credit facility and a 5 billion USD 3-year term facility. In addition, the Company has obtained 4.2 billion USD in long term bilateral facilities. The new credit facilities allow the Company to further extend its debt maturities while building additional liquidity, thus enhancing its credit profile as evidenced by the improved terms under the facilities, which do not include financial covenants.

ADJUSTED SEGMENT INFORMATION (ANNEX 3)

Effective from 1 January 2010 onward, AB InBev has updated its segment reporting for purposes of internal review by senior management. This presentation treats all divestitures as if they had closed on 1 January 2009. In addition, certain intra–group transactions, which were previously recorded in the Zones, are recorded in the Global export and holding companies, with no impact at the consolidated level.

Annex 3 provides the segment information per zone for 2009 in the format that will be used by management as of 2010 to monitor performance. The differences between the 2009 Reference base and the comparable 2009 audited income statement represent the effect of divestitures.

Brussels, 4 March 2010 – 16 / 24

OUTLOOK

The completion of our divestiture program, consequent balance sheet improvements and successful integration of Anheuser-Busch now allow us to focus all our attention on growing the core business.

We expect to show solid operating performance in 2010, but we expect quarter-over-quarter results to strongly skew toward the second half of the year for two reasons:

First, while we expect underlying 2010 global volume trends to remain generally stable with 4Q09 rates, the first half of the year will face more difficult volume comparisons in most regions than the second half. 1Q10 volumes look the most challenging of 2010, due to tough comparisons in the US exacerbated by unusually bad weather and a 4Q09 stocking effect ahead of excise taxes in Russia.

Second, because of the timing of 2009 sales and marketing and administrative expenses, we face very difficult expense comparisons in the first half of 2010 and much easier ones in the second half.

Consequently, we expect to see progressively higher organic EBITDA growth rates as the year unfolds, starting from low single digit growth in 1Q10.

We expect Cost of Sales per hectoliter to run flat or increase in the low single digits and expect synergy capture of at least 500 million USD compared with 1.1 billion USD achieved in 2009.

As a result of the 17.2 billion USD refinancing announced on 26 February 2010, non-recurring finance costs in 1Q10 and 2Q10 will include incremental non-cash accretion expenses of 29 million USD and 157 million USD, respectively, in addition to a one-time negative mark-to-market adjustment estimated to be approximately 150 million USD for each of 1Q10 and 2Q10, as the interest rate swaps hedging on 5.2 billion USD of the original acquisition facility will no longer be effective. The estimated negative mark-to- market impact is subject to interest rate volatility and will be determined at the time of the execution of related transactions. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011.

We expect an average coupon in 2010 to be in line with our 2009 coupon of 6.4%, while our tax rate should come in at the upper end of the 25-27% range.

Debt paydown remains a top priority and we should generate significant free cash flow from operations. We expect capital expenditures of approximately 1.7 billion USD, and working capital to remain a source of funds.

Brussels, 4 March 2010 – 17 / 24

The statutory auditor, KPMG Bedrijfsrevisoren – Réviseurs d’Entreprises, represented by Jos Briers, has issued an unqualified audit opinion on the consolidated financial statements and has confirmed that the accounting data included in this press release does not include any apparent inconsistencies with the consolidated financial statements.

Annexes

•	Annex 1: Full Year 2009 (FY09) segment information

•	Annex 2: Fourth Quarter 2009 (4Q09) segment information

•	Annex 3: Adjusted Full Year 2009 (FY09) segment information by quarter, excluding divested businesses

Agenda for 4 March 2010

•	Press conference at 11:30 am CET at the Sheraton Airport Hotel, Brussels

•	Conference call 4Q09 results for investors

2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at http://www.ab-inbev.com/go/investors/events_calendar/4Q09_results.cfm

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of AB InBev with respect to, among other things, AB InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of AB InBev to achieve these objectives and targets is dependent on many factors which are outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect AB InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of AB InBev’s registration statement on Form 20-F filed with the US Securities and Exchange Commission on 14 September 2009. AB InBev cannot assure you that the future results, level of activity, performance or achievements of AB InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither AB InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless AB InBev is required by law to update these statements, AB InBev will not necessarily update any of these statements after the date of this release, either to confirm the actual results or to report a change in its expectations.

Brussels, 4 March 2010 – 18 / 24

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, the company realized revenue of 36.8 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Robert Ottenstein Tel: +1-212-573-4365 E-mail: robert.ottenstein@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Brussels, 4 March 2010 – 19 / 24

Annex 1. Full Year 2009 (FY09) segment information

AB InBev Worldwide	FY08 Combined	Scope	Currency translation	Organic growth	FY09	Organic growth
Total volumes (thousand hls)	416 113	-4 739	—	-2 771	408 603	-0.7%
Of which AB InBev own beer	368 466	-6 620	—	-3 064	358 781	-0.8%
Revenue	39 158	-675	-2 680	956	36 758	2.5%
Cost of sales	-19 443	501	1 106	638	-17 198	3.4%
Gross profit	19 715	-174	-1 575	1 594	19 560	8.2%
Distribution expenses	-3 454	-10	279	513	-2 671	14.9%
Sales and marketing expenses	-5 364	85	398	-111	-4 992	-2.1%
Administrative expenses	-2 270	-31	180	-190	-2 310	-8.2%
Other operating income/expenses	496	158	-40	47	661	9.7%
Normalized EBIT	9 122	29	-758	1 854	10 248	20.8%
Normalized EBITDA	12 067	-13	-977	1 960	13 037	16.6%
Normalized EBITDA margin	30.8%				35.5%	415	bp

North America	FY08 Combined	Scope	Currency translation	Organic growth	FY09	Organic growth
Total volumes (thousand hls)	140 558	-3 116	—	-2 798	134 644	-2.0%
Revenue	15 571	0	-180	95	15 486	0.6%
Cost of sales	-7 948	57	49	317	-7 525	4.0%
Gross profit	7 623	57	-130	412	7 961	5.4%
Distribution expenses	-1 128	0	33	304	-792	26.9%
Sales and marketing expenses	-1 794	0	20	80	-1 694	4.5%
Administrative expenses	-869	-43	11	265	-636	28.5%
Other operating income/expenses	-62	158	0	-42	54	-61.8%
Normalized EBIT	3 769	172	-67	1 019	4 894	27.5%
Normalized EBITDA	4 697	172	-77	1 076	5 868	23.2%
Normalized EBITDA margin	30.2%				37.9%	669	bp

Latin America - North	FY08 Combined	Scope	Currency translation	Organic growth	FY09	Organic growth
Total volumes (thousand hls)	101 519	-608	—	8 883	109 794	8.8%
Revenue	7 664	-6	-982	972	7 649	12.7%
Cost of sales	-2 634	-1	309	-162	-2 487	-6.2%
Gross profit	5 031	-6	-673	810	5 161	16.1%
Distribution expenses	-916	3	96	35	-781	3.9%
Sales and marketing expenses	-838	0	126	-305	-1 016	-36.7%
Administrative expenses	-418	0	69	-202	-551	-48.6%
Other operating income/expenses	208	1	-32	66	243	32.0%
Normalized EBIT	3 067	-2	-414	404	3 056	13.1%
Normalized EBITDA	3 540	5	-468	415	3 492	11.7%
Normalized EBITDA margin	46.2%				45.7%	-39	bp

Latin America - South	FY08 Combined	Scope	Currency translation	Organic growth	FY09	Organic growth
Total volumes (thousand hls)	33 698	920	—	-1 299	33 319	-3.8%
Revenue	1 855	35	-277	286	1 899	15.3%
Cost of sales	-782	-21	112	-44	-735	-5.6%
Gross profit	1 073	14	-166	242	1 163	22.5%
Distribution expenses	-145	-5	27	-43	-166	-28.7%
Sales and marketing expenses	-191	-2	28	-17	-182	-8.8%
Administrative expenses	-72	-1	9	-9	-73	-12.4%
Other operating income/expenses	11	0	1	-24	-12	-212.7%
Normalized EBIT	676	6	-101	150	731	22.3%
Normalized EBITDA	808	6	-123	184	875	22.8%
Normalized EBITDA margin	43.5%				46.1%	280	bp

Brussels, 4 March 2010 – 20 / 24

Annex 1. Full Year 2009 (FY09) segment information

Western Europe	FY08 Combined	Scope	Currency translation	Organic growth	FY09	Organic growth
Total volumes (thousand hls)	34 969	54	—	-1 716	33 306	-4.9%
Of which AB InBev own beer	30 344	132	—	-731	29 745	-2.4%
Revenue	4 967	-94	-479	-82	4 312	-1.7%
Cost of sales	-2 354	47	256	89	-1 962	3.9%
Gross profit	2 613	-46	-223	7	2 351	0.3%
Distribution expenses	-615	13	48	97	-457	16.1%
Sales and marketing expenses	-1 001	5	82	116	-798	11.6%
Administrative expenses	-348	-2	37	-76	-389	-21.6%
Other operating income/expenses	-143	24	-6	19	-107	15.0%
Normalized EBIT	505	-7	-61	162	599	32.7%
Normalized EBITDA	976	-9	-98	114	983	11.8%
Normalized EBITDA margin	19.6%				22.8%	266	bp

Central and Eastern Europe	FY08 Combined	Scope	Currency translation	Organic growth	FY09	Organic growth
Total volumes (thousand hls)	46 142	-1 119	—	-4 845	40 178	-10.8%
Revenue	3 267	-93	-707	24	2 492	0.8%
Cost of sales	-1 693	45	361	93	-1 194	5.7%
Gross profit	1 573	-47	-346	117	1 298	7.7%
Distribution expenses	-410	10	67	92	-241	23.0%
Sales and marketing expenses	-660	26	131	18	-485	2.9%
Administrative expenses	-176	4	36	-34	-171	-20.1%
Other operating income/expenses	-132	0	-3	14	-121	10.6%
Normalized EBIT	196	-8	-114	207	281	110.4%
Normalized EBITDA	571	-20	-207	255	599	46.3%
Normalized EBITDA margin	17.5%				24.1%	763	bp

Asia Pacific	FY08 Combined	Scope	Currency translation	Organic growth	FY09	Organic growth
Total volumes (thousand hls)	56 438	-2 911	—	-1 041	52 486	-2.0%
Revenue	2 285	-308	-35	43	1 985	2.2%
Cost of sales	-1 258	186	8	12	-1 052	1.2%
Gross profit	1 027	-122	-27	56	933	6.2%
Distribution expenses	-105	-41	4	0	-142	—
Sales and marketing expenses	-589	37	3	8	-542	1.6%
Administrative expenses	-116	1	1	-28	-142	-24.9%
Other operating income/expenses	26	-5	1	14	36	78.3%
Normalized EBIT	243	-131	-17	49	144	40.4%
Normalized EBITDA	452	-148	-16	61	349	19.7%
Normalized EBITDA margin	19.8%				17.6%	225	bp

Global Export and Holding Companies	FY08 Combined	Scope	Currency translation	Organic growth	FY09	Organic growth
Total volumes (thousand hls)	2 788	2 041	—	46	4 875	1.0%
Revenue	3 548	-211	-20	-382	2 936	-11.5%
Cost of sales	-2 774	187	11	332	-2 243	12.9%
Gross profit	774	-23	-9	-49	692	-6.6%
Distribution expenses	-135	12	3	28	-93	22.5%
Sales and marketing expenses	-289	19	7	-12	-275	-4.6%
Administrative expenses	-271	11	17	-105	-349	-40.1%
Other operating income/expenses	589	-19	-1	0	568	—
Normalized EBIT	667	-1	16	-138	543	-20.7%
Normalized EBITDA	1 024	-20	12	-145	870	-14.5%

Brussels, 4 March 2010 – 21 / 24

Annex 2. Fourth Quarter 2009 (4Q09) segment information

AB InBev Worldwide	4Q08 Combined	Scope	Currency translation	Organic growth	4Q09	Organic growth
Total volumes (thousand hls)	102 934	-2 220	—	1 006	101 720	1.0%
Of which AB InBev own beer	89 110	-2 761	—	665	87 014	0.8%
Revenue	8 963	-447	351	431	9 297	5.1%
Cost of sales	-4 527	298	-89	13	-4 304	0.3%
Gross profit	4 436	-149	262	444	4 993	10.4%
Distribution expenses	-818	13	-40	143	-702	18.0%
Sales and marketing expenses	-1 189	48	-44	-224	-1 410	-20.2%
Administrative expenses	-520	-52	-35	-84	-692	-14.8%
Other operating income/expenses	143	-3	10	43	194	33.0%
Normalized EBIT	2 051	-143	153	322	2 384	16.7%
Normalized EBITDA	2 805	-175	172	303	3 105	11.5%
Normalized EBITDA margin	31.3%				33.4%	179	bp

North America	4Q08 Combined	Scope	Currency translation	Organic growth	4Q09	Organic growth
Total volumes (thousand hls)	31 952	-903	—	-843	30 206	-2.7%
Revenue	3 597	0	42	-113	3 525	-3.1%
Cost of sales	-1 860	0	-11	103	-1 768	5.5%
Gross profit	1 736	0	31	-10	1 758	-0.6%
Distribution expenses	-260	0	-8	86	-182	33.1%
Sales and marketing expenses	-397	0	-3	-40	-440	-10.1%
Administrative expenses	-177	-62	-2	58	-184	24.2%
Other operating income/expenses	-31	-9	0	74	33	182.3%
Normalized EBIT	872	-71	17	168	986	21.0%
Normalized EBITDA	1 111	-71	18	208	1 265	20.0%
Normalized EBITDA margin	30.9%				35.9%	697	bp

Latin America - North	4Q08 Combined	Scope	Currency translation	Organic growth	4Q09	Organic growth
Total volumes (thousand hls)	30 498	0	—	3 533	34 032	11.6%
Revenue	1 974	18	308	400	2 699	20.2%
Cost of sales	-659	-18	-91	-119	-887	-18.1%
Gross profit	1 315	0	217	281	1 812	21.3%
Distribution expenses	-245	-5	-29	15	-264	6.1%
Sales and marketing expenses	-208	-7	-39	-108	-362	-51.8%
Administrative expenses	-94	-1	-22	-70	-188	-74.2%
Other operating income/expenses	68	1	9	12	90	17.6%
Normalized EBIT	835	-13	136	130	1 088	15.5%
Normalized EBITDA	973	-7	158	97	1 221	10.0%
Normalized EBITDA margin	49.3%				45.2%	-423	bp

Latin America - South	4Q08 Combined	Scope	Currency translation	Organic growth	4Q09	Organic growth
Total volumes (thousand hls)	10 565	395	—	-690	10 269	-6.5%
Revenue	617	16	-100	64	597	10.3%
Cost of sales	-244	-10	35	3	-215	1.2%
Gross profit	374	6	-64	67	382	17.9%
Distribution expenses	-45	-1	9	-14	-51	-31.2%
Sales and marketing expenses	-52	0	8	-9	-53	-18.1%
Administrative expenses	-24	0	2	3	-19	13.7%
Other operating income/expenses	11	0	1	-16	-5	-148.8%
Normalized EBIT	264	5	-45	31	255	11.6%
Normalized EBITDA	299	5	-51	39	292	13.0%
Normalized EBITDA margin	48.5%				48.9%	119	bp

Brussels, 4 March 2010 – 22 / 24

Annex 2: Fourth Quarter 2009 (4Q09) segment information

Western Europe	4Q08 Combined	Scope	Currency translation	Organic growth	4Q09	Organic growth
Total volumes (thousand hls)	8 436	-409	—	-208	7 820	-2.6%
Of which AB InBev own beer	7 423	-330	—	-103	6 990	-1.5%
Revenue	1 037	-95	86	27	1 054	2.9%
Cost of sales	-519	47	-27	-5	-505	-1.1%
Gross profit	518	-48	58	22	550	4.6%
Distribution expenses	-130	13	-11	21	-106	18.4%
Sales and marketing expenses	-186	7	-14	-26	-219	-14.8%
Administrative expenses	-76	-1	-4	-46	-127	-60.7%
Other operating income/expenses	-6	10	2	-30	-24	—
Normalized EBIT	120	-19	32	-60	73	-61.0%
Normalized EBITDA	216	-20	40	-63	173	-32.5%
Normalized EBITDA margin	20.8%				16.4%	-641	bp

Central and Eastern Europe	4Q08 Combined	Scope	Currency translation	Organic growth	4Q09	Organic growth
Total volumes (thousand hls)	9 421	-1 119	—	-757	7 544	-9.1%
Revenue	606	-93	-24	23	513	4.5%
Cost of sales	-362	45	23	22	-271	6.9%
Gross profit	245	-47	0	45	242	22.7%
Distribution expenses	-83	10	2	21	-50	29.1%
Sales and marketing expenses	-143	26	12	-19	-124	-16.5%
Administrative expenses	-44	6	2	-8	-45	-22.1%
Other operating income/expenses	-11	0	-1	-13	-25	-122.1%
Normalized EBIT	-36	-6	14	25	-2	59.8%
Normalized EBITDA	68	-18	4	27	81	54.1%
Normalized EBITDA margin	11.2%				15.9%	388	bp

Asia Pacific	4Q08 Combined	Scope	Currency translation	Organic growth	4Q09	Organic growth
Total volumes (thousand hls)	11 411	-708	—	-238	10 465	-2.5%
Revenue	464	-102	33	1	395	0.3%
Cost of sales	-281	56	-15	18	-222	8.8%
Gross profit	183	-46	18	19	173	15.3%
Distribution expenses	-22	-10	-2	3	-31	10.0%
Sales and marketing expenses	-131	4	-7	-18	-151	-16.9%
Administrative expenses	-30	1	-3	-2	-33	-6.8%
Other operating income/expenses	14	2	0	7	24	59.1%
Normalized EBIT	13	-48	6	10	-19	39.2%
Normalized EBITDA	68	-52	8	10	34	52.6%
Normalized EBITDA margin	14.6%				8.6%	218	bp

Global Export and Holding Companies	4Q08 Combined	Scope	Currency translation	Organic growth	4Q09	Organic growth
Total volumes (thousand hls)	652	522	—	210	1 384	17.9%
Revenue	669	-191	6	29	513	6.0%
Cost of sales	-603	178	-3	-8	-437	-1.9%
Gross profit	66	-13	3	21	76	39.2%
Distribution expenses	-34	7	-1	11	-17	39.4%
Sales and marketing expenses	-74	18	-1	-4	-61	-7.1%
Administrative expenses	-75	6	-8	-19	-96	-27.0%
Other operating income/expenses	98	-7	-1	10	101	11.2%
Normalized EBIT	-18	10	-8	19	3	243.9%
Normalized EBITDA	71	-11	-6	-16	38	-26.8%

Brussels, 4 March 2010 – 23 / 24

Annex 3 - 2009 Reference base segment information (million USD)

InBev Worldwide	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	Q4 2009 Reference base	2009 Reference base
Total volumes (thousand hls)	90 625	98 278	102 044	100 123	391 070
Of which AB InBev own beer	78 572	86 937	90 444	85 422	341 375
Revenue	7 568	8 459	8 808	9 026	33 862
Cost of sales	-3 559	-3 830	-4 013	-4 130	-15 532
Gross profit	4 009	4 629	4 795	4 896	18 330
Distribution expenses	-563	-626	-657	-687	-2 533
Sales and marketing expenses	-963	-1 096	-1 200	-1 359	-4 618
Administrative expenses	-479	-559	-507	-682	-2 227
Other operating income/expenses	74	269	115	191	649
Normalized EBIT	2 078	2 617	2 546	2 359	9 600
Normalized EBITDA	2 657	3 229	3 169	3 054	12 109
Normalized EBITDA margin	35.1%	38.2%	36.0%	33.8%	35.8%

North America	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	Q4 2009 Reference base	2009 Reference base
Total volumes (thousand hls)	32 750	35 641	35 275	29 927	133 593
Revenue	3 724	4 101	4 058	3 497	15 380
Cost of sales	-1 780	-1 870	-1 897	-1 708	-7 254
Gross profit	1 944	2 231	2 162	1 789	8 125
Distribution expenses	-177	-215	-208	-178	-778
Sales and marketing expenses	-381	-410	-461	-439	-1 691
Administrative expenses	-151	-144	-155	-182	-633
Other operating income/expenses	5	183	16	27	232
Normalized EBIT	1 240	1 645	1 354	1 017	5 255
Normalized EBITDA	1 465	1 882	1 583	1 295	6 225
Normalized EBITDA margin	39.3%	45.9%	39.0%	37.0%	40.5%

Latin America - North	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	Q4 2009 Reference base	2009 Reference base
Total volumes (thousand hls)	25 881	24 078	25 803	34 032	109 794
Revenue	1 556	1 555	1 838	2 699	7 649
Cost of sales	-504	-482	-615	-887	-2 488
Gross profit	1 052	1 073	1 224	1 812	5 161
Distribution expenses	-161	-161	-194	-264	-781
Sales and marketing expenses	-183	-231	-240	-362	-1 016
Administrative expenses	-100	-132	-132	-188	-551
Other operating income/expenses	40	50	63	91	244
Normalized EBIT	647	599	721	1 089	3 056
Normalized EBITDA	742	698	831	1 222	3 493
Normalized EBITDA margin	47.7%	44.9%	45.2%	45.3%	45.7%

Latin America - South	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	Q4 2009 Reference base	2009 Reference base
Total volumes (thousand hls)	9 215	6 627	7 208	10 269	33 319
Revenue	507	376	419	597	1 899
Cost of sales	-193	-158	-170	-215	-736
Gross profit	315	218	249	382	1 163
Distribution expenses	-42	-36	-37	-51	-166
Sales and marketing expenses	-39	-38	-52	-53	-182
Administrative expenses	-13	-21	-20	-19	-73
Other operating income/expenses	-5	4	-4	-3	-7
Normalized EBIT	216	128	135	257	735
Normalized EBITDA	250	163	172	294	879
Normalized EBITDA margin	49.3%	43.5%	41.0%	49.2%	46.3%

Brussels, 4 March 2010 – 24 / 24

Annex 3 - 2009 Reference base segment information (million USD)

Western Europe	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	Q4 2009 Reference base	2009 Reference base
Total volumes (thousand hls)	6 549	8 902	8 784	8 098	32 333
Of which AB InBev own beer	5 737	7 981	7 888	7 268	28 874
Revenue	821	1 153	1 171	1 076	4 221
Cost of sales	-416	-526	-548	-546	-2 037
Gross profit	405	627	623	530	2 184
Distribution expenses	-98	-107	-109	-103	-418
Sales and marketing expenses	-192	-173	-192	-218	-775
Administrative expenses	-83	-98	-79	-128	-389
Other operating income/expenses	15	25	21	27	87
Normalized EBIT	46	273	264	107	690
Normalized EBITDA	136	366	362	208	1 072
Normalized EBITDA margin	16.6%	31.7%	30.9%	19.3%	25.4%

Central and Eastern Europe	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	Q4 2009 Reference base	2009 Reference base
Total volumes (thousand hls)	5 508	8 440	7 714	5 792	27 454
Revenue	281	466	449	374	1 571
Cost of sales	-161	-226	-224	-209	-822
Gross profit	120	240	225	164	749
Distribution expenses	-34	-46	-41	-35	-157
Sales and marketing expenses	-47	-85	-78	-87	-297
Administrative expenses	-22	-40	-26	-37	-126
Other operating income/expenses	0	0	2	2	4
Normalized EBIT	17	68	82	7	174
Normalized EBITDA	62	121	137	66	385
Normalized EBITDA margin	21.9%	26.0%	30.4%	17.5%	24.5%

Asia Pacific	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	Q4 2009 Reference base	2009 Reference base
Total volumes (thousand hls)	9 285	13 095	16 068	10 465	48 914
Revenue	369	440	515	395	1 720
Cost of sales	-223	-242	-260	-222	-947
Gross profit	145	199	256	173	773
Distribution expenses	-24	-30	-35	-30	-120
Sales and marketing expenses	-93	-115	-135	-151	-493
Administrative expenses	-31	-36	-30	-35	-132
Other operating income/expenses	6	2	6	24	37
Normalized EBIT	2	19	62	-19	65
Normalized EBITDA	46	69	110	34	259
Normalized EBITDA margin	12.5%	15.6%	21.3%	8.5%	15.0%

Global Export and Holding Companies	1Q 2009 Reference base	2Q 2009 Reference base	3Q 2009 Reference base	Q4 2009 Reference base	2009 Reference base
Total volumes (thousand hls)	1 437	1 495	1 192	1 539	5 663
Revenue	309	369	357	388	1 423
Cost of sales	-280	-327	-299	-343	-1 249
Gross profit	29	42	58	45	174
Distribution expenses	-26	-31	-33	-24	-114
Sales and marketing expenses	-27	-45	-42	-50	-164
Administrative expenses	-78	-88	-66	-92	-324
Other operating income/expenses	13	5	10	24	53
Normalized EBIT	-89	-116	-73	-98	-375
Normalized EBITDA	-44	-70	-25	-65	-204

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: March 4, 2010	By:	/S/ B. LOORE
	Name:	B. Loore
	Title:	VP Legal Corporate